Exhibit 2

Participants

The following persons are anticipated to be, or may be deemed to be, participants in the intended solicitation of proxies with respect to the 2006 annual meeting of shareholders of H. J. Heinz Company (the "Issuer") by Trian Fund Management, L.P., Sandell Asset Management Corp. and certain of their affiliates:

The Trian Parties:

Trian Partners GP, L.P., a Delaware limited partnership ("Trian GP"), Trian Partners General Partner, LLC, a Delaware limited liability company ("Trian GP LLC"), Trian Partners, L.P., a Delaware limited partnership ("Trian Onshore"), Trian Partners Master Fund, L.P., a Cayman Islands exempted limited partnership ("Trian Offshore"), Trian Partners Master Fund (Non-ERISA), L.P., a Cayman Islands exempted limited partnership ("Trian Offshore (Non-ERISA)"), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership ("Parallel Fund I"), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company ("Parallel Fund I GP LLC"), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership ("Parallel Fund II"), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership ("Parallel Fund II GP"), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company ("Parallel Fund II GP LLC"), Trian SPV (SUB) I, L.P., a Cayman Islands exempted limited partnership ("Trian SPV"), Trian Fund Management, L.P., a Delaware limited partnership ("Trian Management"), Trian Fund Management GP, LLC, a Delaware limited liability company, Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America. The foregoing are sometimes herein referred to collectively as the "Trian Parties".

Trian GP LLC is the general partner of Trian GP, which is the general partner of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Trian SPV. Parallel Fund I GP LLC is the general partner of Parallel Fund I. Parallel Fund II GP LLC is the general partner of Parallel Fund II GP, which is the general partner of Parallel Fund II. Trian Management GP is the general partner of Trian Management, which serves as (i) the management company for Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Parallel Fund I, Parallel Fund II and Trian SPV and (ii) the investment manager for a separate account owned by TCMG-MA, LLC (the "Separate Account"), an indirect subsidiary of Triarc Companies, Inc. Trian Management has full discretion and authority to make all investment and voting decisions in respect of the Separate Account. Each of Trian GP LLC, Parallel Fund I GP LLC, Parallel Fund II GP LLC and Trian Management GP are owned and controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the other Trian Parties.

The Sandell Parties:

Castlerigg Master Investments Ltd., a British Virgin Islands company ("CMI"), Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"), Castlerigg International Limited, a British Virgin Islands company ("CIL"), Castlerigg International Holdings Limited, a British Virgin Islands company ("CIHL"), and Thomas E. Sandell, a citizen of Sweden. The foregoing are sometimes herein referred to collectively as the "Sandell Parties".

CIL invests substantially all of its assets indirectly in CMI, a master trading vehicle. CIHL is the controlling shareholder of CMI and CIL is the controlling shareholder of CIHL. SAMC is primarily engaged in the business of serving as the discretionary investment manager of CIL and CMI. Mr. Sandell is the controlling shareholder of SAMC and therefore may be deemed to share in the voting and dispositive power with SAMC over the securities beneficially owned by CMI or CIL.

The Nominees:

The intended nominees of the Trian Parties and the Sandell Parties are Messrs. Peltz, May, Garden, Greg Norman, a citizen of Australia, and Michael Weinstein, a United States citizen (collectively, the "Nominees"). If, due to death or disability, any of the Nominees is unable to stand for election, then one or both of Peter H. Rothschild, a United States citizen, and Mr. Sandell, as applicable, would be nominated (each, an "Alternate Nominee"). The Trian Parties, the Sandell Parties, the Nominees and Alternate Nominees are sometimes herein referred to collectively as the "Participants".

Beneficial Ownership of Common Stock and other Interests:

As of 4:00 pm, New York City time, on May 22, 2006, the Participants beneficially owned, in the aggregate, 18,245,000 shares of common stock, $.25 per share (the "Shares"), representing approximately 5.4% of the Issuer's outstanding Shares (based upon the 335,012,168 Shares stated by the Issuer to be outstanding as of January 31, 2006 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended January 25, 2006).

Each of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Trian SPV, Parallel Fund I and Parallel Fund II beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,261,445, 5,221,518, 352,420, 5,133,130, 290,893 and 65,944 Shares, respectively, except to the extent that other Participants as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Beneficial ownership of 538,250 Shares that are directly held in the Separate Account is further described below.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Trian SPV, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Trian SPV directly and beneficially own. Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund I directly and beneficially owns. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund II, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund II directly and beneficially owns. Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Separate Account, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that are directly held in the Separate Account. Each of Trian Management, Trian Management GP, Nelson Peltz,

Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

CMI beneficially and directly owns and has sole voting power and sole dispositive power with regard to 5,381,400 Shares except to the extent that other Participants as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Each of CIL, CIHL, SAMC and Sandell, by virtue of their relationships to CMI, and each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of the Sandell Agreement (as defined below), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that CMI directly and beneficially owns. Each of SAMC, Sandell, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

Each of the Trian Parties and the Sandell Parties may be deemed to be a member of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), which group beneficially owns 18,245,000 shares of common stock of the Issuer, representing approximately 5.4% of outstanding shares of common stock of the Issuer as of the date hereof. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of such parties that it is the beneficial owner of any shares of Common Stock beneficially owned by any of the other parties, except as otherwise disclosed herein.

Trian Management and SAMC are parties to an agreement, dated February 7, 2006 (the "Sandell Agreement"), pursuant to which they have agreed to coordinate their efforts with respect to the purchase and sale of interests in the Issuer and the proposal of certain actions and/or transactions to the Issuer. Among other things, the Sandell Agreement provides that Trian Management has final approval of all acquisitions, dispositions and exercises of securities of the Issuer (subject to discussion and consultation with SAMC), and provides that purchases and sales of such securities be allocated as follows: (i) purchases having an aggregate purchase price of up to $660 million shall be allocated 70% to Holders managed by or affiliated with Trian Management and 30% to CMI (such percentages, the "Pro Rata Percentages"), (ii) purchases in excess of $660 million and up to $860 million shall be allocated to CMI (which allocation currently has been waived pursuant to an informal understanding between the parties), and (iii) purchases in excess of $860 million shall be allocated in accordance with the Pro Rata Percentages. Notwithstanding the foregoing, the Pro Rata Percentages shall automatically be adjusted, from time to time, to reflect the actual ratio of securities owned by the parties. The Sandell Agreement also provides that Trian Management has final approval (subject to prior notice and consultation with SAMC) with respect to, among other things, (i) voting the Shares acquired by the Holders, (ii) whether to initiate any proxy contest involving the Issuer and all matters related thereto, including whether to change the parties' intentions with respect to the Issuer, and (iii) all communications with the Issuer and any public disclosures, public statements or other third party communications, including the making of any proposals regarding corporate transactions. Under the Sandell Agreement, SAMC has appointed Trian Management (or its designees) as its proxy during the term of the Sandell Agreement in respect of all securities of the Issuer owned or acquired by the Holder managed by or affiliated with SAMC. The parties have also agreed to coordinate certain of their regulatory filings and to share certain expenses incurred by either of them in connection with the furtherance of the activities engaged in by them pursuant to the Sandell Agreement. Under the Sandell Agreement, SAMC has agreed to pay 75% of such expenses, except that trading commissions, indemnity obligations and certain regulatory filing fees will be allocated according to the Pro Rata Percentages. The Sandell Agreement terminates at the conclusion of the Issuer's 2006 annual meeting of shareholders. The foregoing description of the Sandell Agreement is a summary only.

Trian GP is the Managing General Partner and Trian Partners Cayman, Ltd. is the Administrative General

Partner of Trian SPV pursuant to the Amended and Restated Limited Partnership Agreement of Trian SPV (SUB) I, L.P., dated as of March 1, 2006 (the "Trian SPV Partnership Agreement"). The sole Limited Partner is Trian SPV I, L.P. Pursuant to the Trian SPV Partnership Agreement, Trian GP has voting and dispositive power over the Shares of the Issuer held by Trian SPV and is entitled, generally on an annual basis, to a portion of the appreciation in the value of the Shares. The foregoing description of the Trian SPV Partnership Agreement is a summary only.

None of Messrs. Norman, Weinstein and Rothschild owns, directly or indirectly, any Shares. Each of the Nominees and Alternate Nominees has an interest in the anticipated solicitation of proxies as a result of and in connection with nominee agreements pursuant to which Trian Fund Management, L.P. and Sandell Asset Management Corp., on behalf of certain of the Trian Parties and Sandell Parties, have agreed to pay the costs of soliciting proxies in connection with the Issuer's 2006 annual meeting of shareholders, and to indemnify the Nominees and Alternate Nominees with respect to certain costs that may be incurred by them in connection with their nomination as candidates for election to the board of directors of the Issuer at the annual meeting and the solicitation of proxies in support of their election. The Nominees and Alternate Nominees will not receive any compensation from the Trian Parties, the Sandell Parties or such parties' affiliates for their services as directors of the Issuer if elected. If elected, the Nominees (or, if applicable, one or both of the Alternate Nominees) will be entitled to such compensation from the Issuer as is consistent with the Issuer's past practices for services of non-employee directors.

Innisfree M&A Incorporated ("Innisfree") is serving as an advisor and is providing consulting and analytic services and solicitation services in connection with the solicitation of proxies. Innisfree does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in this proxy solicitation. In addition, regular employees of the Trian Parties and Sandell Parties may assist in the solicitation of proxies and will receive no additional consideration therefor.